Via Facsimile and U.S. Mail
Mail Stop 6010


December 5, 2005


Mr. Barry W. Weiner
President, Chief Financial Officer, and Director
Enzo Biochem, Inc.
60 Executive Boulevard
Farmingdale, NY  11735

Re:	Enzo Biochem, Inc.
	Form 10-K for the Fiscal Year Ended July 31, 2004
	Filed October 14, 2004
	File No. 001-09974

Dear Mr. Weiner:

      We have reviewed your November 9, 2005 response letter to our
October 26, 2005 comment letter and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

List of Consolidated Financial Statements and Financial Statement
Schedule, page F-1
Notes to Consolidated Financial Statements, page F-7

Note 1 - Business and Summary of Significant Accounting Policies, page F-7

1.
Based on your response to prior comment one, it is still unclear why it is appropriate to estimate your contractual allowances using the reciprocal of the expected percentage that will be collected. Based on this and your previous response, it would appear that your estimate of contractual allowances includes all amounts that you do not expect to collect, even if some of those amounts go uncollected for reasons other than contractual allowances.

Please clarify this for us and, in so doing, cite the specific authoritative guidance that supports this. In estimating amounts that will not be collected, please justify why it is appropriate for you to apparently not distinguish between: (a) contractual and any other billing adjustments, which apparently should have been charged against revenue, and (b) adjustments resulting from the inability to collect contracted amounts where collection had been reasonably assured, which arguably should have been charged to bad debt expense.

2. Please justify why it is appropriate to account for the final settlements on a prospective basis, as described in your response to prior comment two. In so doing, please cite the specific authoritative guidance that supports not recognizing the final settlements currently. In addition, please note that the apparent limited capabilities of your billing systems would not appear to be an appropriate justification for your accounting for the final settlements.

Furthermore, please tell us the extent to which the final settlements result in you realizing less than the carrying amount of the receivable and the extent to which you realize more. Where you realize less, please justify why not recognizing the difference immediately upon final settlement complies with paragraphs 8, 22 and
23 of SFAS 5 and any other relevant guidance. Finally, whether you realize less or more, please clarify how your net accounts receivable and revenue are not materially overstated or understated, respectively.

3. Please tell us whether the change in the accounting estimate, described in your response to prior comment five, was material. If so, please provide us disclosures that would have discussed the impact of the change on your income statements, as recommended under paragraph 33 of APB 20.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.


You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or
Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Barry W. Weiner
Enzo Biochem, Inc.
December 5, 2005
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